United States securities and exchange commission logo





                               June 14, 2021

       Shi Li
       Chief Executive Officer
       AppMail, Inc.
       435 W. 31st Street
       Suite 49E
       New York, NY 10001

                                                        Re: AppMail, Inc.
                                                            Amendment No. 1 to
Form 1-A
                                                            Filed May 18, 2021
                                                            File No. 024-11490

       Dear Mr. Li:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1A filed May 18, 2021

       Cover Page

   1. Please expand your cover page disclosure to briefly discuss the voting rights of the holders of the Seed-1
Preferred Stock and the differing voting rights of your Class A and
                                                        Class F common
stockholders.
   2. You disclose that the subscription agreement will grant an irrevocable proxy to the company's CEO to vote
all securities held of record by the investor. Please revise your cover page to highlight
that investors in this offering will grant an irrevocable voting proxy to your CEO that
will limit their ability to vote their shares until the occurrence of certain events
specified in the proxy, none of which may ever occur. Also, revise to further describe the
proxy in your summary and securities being offered sections and include a risk factor
discussing material risks to investors relating to the proxy.
 Shi Li
AppMail, Inc.
June 14, 2021
Page 2
Implications of Being an Emerging Growth Company, page 6

3. Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.
Summary of the Offering
The Offering, page 6

4. Please revise to disclose the minimum amount that must be raised in the offering.
Dilution, page 16

5. Please address the following as it relates to your Dilution information:

                Reconcile the 22,338,149 and 22,385,858 shares outstanding as of December 31,
              2020 and March 9, 2021, respectively to the number of outstanding shares per the financial statements and to the pre and post-financing outstanding share information in your dilution table.
                Provide us with your calculations of the pre and post-financing net tangible book value and per share information.
                Revise to disclose that the table presents only two scenarios. Description of the Business, page 25

6. We note your disclosure that your patented technology allows numerous options within emails. Please revise to clarify the scope of the patent and which aspects of your platform it covers. In that regard we note that the patent appears to apply to certain airline specific aspects of your products but you intend to expand into different industries.
7. We note your disclosure that you have secured investment from JetBlue Technology
         Ventures and ELAL (Israel) Airlines, and have an agreement with International Airline
         Group. Please revise to provide more detail about the investment you have from these companies and discuss the material terms of any agreements with these companies.
8. We note that you generated $48,685 in 2020. Please tell us whether any customers
FirstName LastNameShi Li
       accounted for a substantial portion of your revenue. To the extent you are materially
Comapany   NameAppMail,
       dependent on one or Inc.
                            a few customers, please disclose the identity of
the customer and file
       any
June 14,   agreements
         2021 Page 2 as exhibits. Refer to Item 7(a)(2) of Form 1-A
FirstName LastName
 Shi Li
FirstName  LastNameShi Li
AppMail, Inc.
Comapany
June       NameAppMail, Inc.
     14, 2021
June 14,
Page 3 2021 Page 3
FirstName LastName
Liquidity and Capital Resources, page 30

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350 for additional guidance.
10. We note your disclosure that you recently completed an offering and raised $156,690.73 in a Regulation CF offering. We further note that the form C-U filed March 3, 2021 indicates that you raised $246,729.36. Please reconcile or advise. Compensation of Directors and Executive Officers, page 32

11. You state that Shi Li and Duncan Sham each agreed to take 60% of their compensation in
         2020. Please clarify the amount of compensation that was actually paid to each of the executive officers and whether the remaining 40% of the compensation to each executive officer was deferred or cancelled. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries, as required by Instruction 2 to Item 6 of Form 1-A.
Signatures, page 43

12. Please revise to indicate which persons are signing the offering statement as the principal financial officer and as the principal accounting officer.
Part F/S
Note 5. Safe Notes and Convertible Notes, page II-13

13. You state that the conversion price of the Crowd Notes is equal to 80 percent of the price paid by investors during the issuance of the equity securities. Please provide us with your conversion calculation for each of the three tranches and reconcile this information to the
         Series Seed 2, 3 and 4 preferred shares that will be outstanding after this offering.
Note 9. Subsequent Events, page II-15

14. Please revise to include a discussion of the shares issued in the Regulation Crowdfunding offering on March 3, 2021. Also, ensure that all subsequent shares issuances are disclosed including the 47,709 shares as noted on page 17. In addition, disclose the changes in your authorized common and preferred stock in connection with the March 2021 amendment to your Certificate of Incorporation. Lastly, clarify whether the anticipated crowdfunding
         offering    is in addition to the recently completed March 3, 2021
offering or revise
         accordingly. Refer to ASC 855-10-50-2.
 Shi Li
FirstName  LastNameShi Li
AppMail, Inc.
Comapany
June       NameAppMail, Inc.
     14, 2021
June 14,
Page 4 2021 Page 4
FirstName LastName
General

15. We note that your bylaws identify the Court of Chancery of the State of Delaware as the
         exclusive forum for certain litigation, including any    derivative
action.    Please revise your
         offering statement to provide investors with disclosure about this provision, including disclosure regarding the risks or other impacts of the provision on investors. Please also disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please provide appropriate disclosure.
16. We note your disclosure in Part 1 Item 6 that you have not issued securities within 1 year.
         However, it appears that you sold securities pursuant to Regulation CF in the last year.
         Please revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology